UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at August 1, 2007

  GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: August 1, 2007

Print the name and title of the signing officer under his signature.

1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 South Africa: 27 (0) 11 884 1610 www.grtbasin.com

GREAT BASIN GOLD FORMS A JOINT VENTURE
TO ESTABLISH EXPLORATION AND MINING ACTIVITIES IN MOZAMBIQUE

August 1, 2007, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBGOLD) announces that on July 11, 2007 it concluded a Memorandum of Understanding ("MOU") to enter into a joint venture with G S Minas E Refinaria Limitade (GSR) in Mozambique. The purpose of the Joint Venture is to establish a gold exploration and mining business in Mozambique. Great Basin Gold will have the exclusive right to explore all GSR's properties.

Great Basin Gold will have an 80% interest in the Joint Venture, and has committed to exploration expenditures of approximately US$2.0 million over a three year period on the Tsetsera Property, which is located 80 km south of Manica in Mozambique, and other properties over which GSR holds mineral rights.

Should any financing be required for the conducting of any mining activities, each of the parties shall contribute pro rata to such financing needs in proportion to their interests in the Joint Venture. Should GSR not be in a position to contribute such finance required by the Joint Venture in respect of any property or project, Great Basin Gold shall have the right of first refusal to buy GSR's remaining 20% share. The consideration payable by Great Basin Gold in respect of the 20% share will be settled in either cash or Great Basin Gold shares and the value will be based on resources reported at that time and valued at fair market price. GSR however will retain a 3% Net Smelter Royalty.

Great Basin Gold will manage the Joint Venture and will be responsible for the day to day management of the exploration and other activities to be conducted.

GSR currently owns the 17 square km Tsetsera Property. The property was worked historically by artisanal miners, who crushed quartz vein material and panned gold from the fines. The artisinal miners have exposed over 300 m strike length of quartz veins, 5 to 60 cm in width, within a phyllite (strongly metamorphosed sediments). Rock samples taken during a field visit returned gold assay values between 0.22 g/t and 26.8 g/t from grab samples, and a chip sample across a 60 cm quartz vein returned 5.6 g/t Au. No other work has been completed on the property.

Plans for moving forward with exploration activities include the implementation of a gradient Induced Polarisation (IP) and a magnetic susceptibility geophysical survey on the Tsetsera property. Mapping and trenching is planned concurrently in addition to the geophysics to best explore the property. Drilling of geophysical targets will follow.

President and CEO Ferdi Dippenaar said: "The Tsetsera property is being viewed as Great Basin Gold's first step into Mozambique and fits in well with our strategy of becoming a regional player in Southern Africa. The land position is located in northern Mozambique and there will be synergies with Great Basin Gold's interests through Rusaf in Tanzania. It is possible in the long run to administer both regions from the same office in Tanzania, thereby optimising both the management and infrastructure we have in the region".

Gernot Wober, P.Geo, a qualified person and V.P. Exploration of Great Basin Gold, is monitoring the program on behalf of Great Basin Gold and has reviewed this news release.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa +27 11 884 1610
Melanee Henderson in North America +1 800 667-2114
Barbara Cano at Breakstone Group in the USA +1 646 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.